Exhibit 99.3	News Release

HARVEST ENERGY ANNOUNCES YEAR END 2008 RESERVES

Calgary, Alberta – March 2, 2009 (TSX: HTE.UN; NYSE: HTE) – Harvest Energy ("Harvest") today announces a summary of its 2008 year end reserves information. Unless otherwise indicated, all reserves stated herein are gross reserves (before royalty burdens and without including royalty interests), based on forecast prices and costs, except where indicated.

Highlights of Harvest's Reserves:

  Through successful drilling, optimization and acquisition activities, we are pleased to report Proved plus Probable ("P+P") reserves remained essentially flat year over year, with year end reserves of 219.9 million barrels of oil equivalent ("mmboe") (2007 – 220.9 mmboe), which includes strong positive additions from our waterflood activity at Hay River;

  We replaced approximately 100% of our 2008 production on a Proved basis through acquisition and positive additions from our capital program;

  Development and exploration capital as well as enhanced oil recovery investments totaled $263.6 million and added 16.0 mmboe Proved and 13.7 mmboe P+P reserves after the conversion of booked undeveloped reserves resulting in Finding & Development ("F&D") costs on a P+P reserve basis before changes in future development capital ("FDC") of $19.31 per boe, and including FDC of $29.87 per boe1;

  Based on total capital spending of $400.0 million including acquisitions, Finding, Development and Acquisition ("FD&A") costs, before changes in FDC, are $20.60 per boe on a P+P reserve basis. Including FDC, the P+P FD&A costs are $28.84 per boe1;

  Comparatively, our 2007 year end F&D costs on a P+P reserve basis, before changes in FDC were $23.35 per boe, and including FDC were $28.10 per boe. FD&A costs, before changes in FDC, were $19.08 per boe on a P+P reserve basis, including FDC, the P+P FD&A costs were $22.97 per boe;

  Three year average P+P F&D costs of $22.32 excluding FDC and $28.00 including FDC, and three year average P+P FD&A costs of $20.94 excluding FDC and $25.47 including FDC;

  Proved Developed Producing reserves continue to represent a high percentage (approximately 83%) of Total Proved reserves. Total Proved reserves represent approximately 70% of total P+P reserves;

  Effectively maintained a Reserve Life Index of approximately 10.8 years (P+P) based on average 2008 production of 55,932 boe/d; and

  The net present value (NPV) (before taxes, discounted at 10%) of Harvest's P+P reserves increased 6% to $3,893.8 million (2007 - $3,674.6 million), while the NPV of total Proved reserves increased 3% to $2,941.8 million (2007 - $2,850.3 million).

HARVEST RESERVES SUMMARY
Harvest's reserves for the year ended December 31, 2008 were evaluated in accordance with National Instrument 51-101 ("NI 51-101") by the independent reserve evaluators McDaniel & Associates Consultants Ltd. ("McDaniel") who evaluated approximately 35% and GLJ Petroleum Consultants Ltd. ("GLJ") who evaluated approximately 65%. The complete reserves disclosure as required under NI 51-101, will be contained in Harvest's 2008 Renewal Annual Information Form, to be filed on SEDAR on or before March 30, 2009.

_______________________________
1 Harvest's F&D costs were calculated as prescribed by NI 51-101. For continuity, the F&D and FD&A costs presented herein were calculated both excluding and including FDC.

HARVEST ENERGY
PRESS RELEASE	Page 2 of 5	March 2, 2009

The following tables summarize certain information contained in Harvest's reserves report.

Harvest Reserves Summary as at December 31, 2008 – Forecast Prices and Costs

Gross(1)

	Light &	Heavy	Associated	Natural	Total Oil	Total Oil
	Medium	Crude	& Non-	Gas	Equivalent(3)	Equivalent(3)
	Crude Oil	Oil	Associated	Liquids	2008	2007
Reserves Category	(mmbbl)	(mmbbl)	Gas (Bcf)	(mmbbl)	(mmboe)	(mmboe)
Proved
Developed Producing	57.1	33.0	192.3	6.1	128.2	131.5
Developed Non-Producing	1.0	3.1	13.8	0.3	6.8	6.9
Undeveloped	10.4	4.1	25.9	0.5	19.3	16.0
Total Proved	68.5	40.2	232.0	6.8	154.3	154.5
Probable	28.8	19.0	90.2	2.9	65.7	66.5
Total Proved Plus Probable	97.3	59.2	322.1	9.7	219.9	220.9

Net(2)

	Light &	Heavy	Associated	Natural	Total Oil	Total Oil
	Medium	Crude	& Non-	Gas	Equivalent(3)	Equivalent(3)
	Crude Oil	Oil	Associated	Liquids	2008	2007
Reserves Category	(mmbbl)	(mmbbl)	Gas (Bcf)	(mmbbl)	(mmboe)	(mmboe)
Proved
Developed Producing	51.2	28.5	163.2	4.4	111.3	115.6
Developed NonProducing	0.8	2.5	11.7	0.2	5.5	5.8
Undeveloped	8.8	3.3	20.6	0.3	15.8	13.3
Total Proved	60.8	34.2	195.4	4.9	102.5	134.7
Probable	25.1	15.4	73.0	2.0	54.7	57.6
Total Proved Plus Probable	85.9	49.6	268.4	6.9	187.2	192.3

Notes:
(1) "Gross" reserves means the total working interest share of Harvest's remaining recoverable reserves before deductions of royalties payable to others.
(2) "Net" reserves means Harvest's gross reserves less all royalties payable to others.
(3) Oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. Boes may be misleading, particularly if used in isolation. This conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
(4) Columns may not add due to rounding.
(5) The reserves attributable to Harvest's Hay River property, which is an area that produces medium gravity crude oil (average 24° API), are subject to a heavy oil royalty regime in British Columbia and would be required, under NI 51-101, to be classified as heavy oil for that reason. We have presented Hay River reserves as medium gravity crude in the following reserve tables as they would otherwise be classified in this fashion were it not for the lower rate royalty regime applied in British Columbia. If the Hay River reserves were included in the heavy crude oil category, it would increase the gross heavy oil reserves and reduce the light/medium oil reserves by the following amounts: PDP: 11.2 mmboe, Proved Undeveloped: 6.9 mmboe, Total Proved: 18.1 mmboe, Probable: 5.3 mmboe and P+P: 23.3 mmboe, and would increase the net heavy oil reserves and reduce the light/medium oil reserves by the following amounts: PDP: 9.8 mmboe, Proved Undeveloped: 5.8 mmboe, Total Proved: 15.6 mmboe, Probable: 4.7 mmboe, and P+P: 20.2 mmboe.

HARVEST ENERGY
PRESS RELEASE	Page 3 of 5	March 2, 2009

Harvest Net Present Value of Future Net Revenue of Reserves as at December 31, 2008 – Forecast Prices and Costs

Harvest's crude oil, natural gas and natural gas liquids reserves were evaluated using McDaniel's product price forecasts effective January 1, 2009 prior to provision for income taxes, interest, debt service charges and general and administrative expenses. Note that this presentation is on a before tax basis, and when the tax measures announced on October 31, 2006 and passed into law in 2007 become enacted in 2011 then the after tax values could be different than the pre-tax number presented herein. It should not be assumed that estimates of the discounted future net production revenue represent the fair market value of Harvest's reserves.

	0% Disc.	5% Disc.	10% Disc.	15% Disc.	20% Disc.
Reserves Category	($millions)	($millions)	($millions)	($millions)	($millions)
Proved
Developed Producing	$4,337.7	$3,227.8	$2,585.2	$2,167.0	$1,873.4
Developed Non-Producing	$203.8	$149.3	$118.3	$97.9	$83.3
Undeveloped	$510.0	$340.5	$238.4	$172.2	$126.6
Total Proved	$5,051.5	$3,717.6	$2,941.8	$2,437.1	$2,083.4
Probable	$2,655.0	$1,466.2	$951.9	$680.1	$516.3
Total Proved Plus Probable	$7,706.6	$5,183.8	$3,893.8	$3,117.2	$2,599.8

Note:
(1) Columns may not add due to rounding.

McDaniel & Associates Consultants Ltd. January 1, 2009 Price Forecast
A summary of the McDaniel price forecast as at January 1, 2009 that was used in the Harvest reserves evaluation is listed below. A complete listing of the price forecast is available on the McDaniel's website at the following link http://www.mcdan.com/pricing_forecasts.html.

		Edmonton	Alberta
		Light	Bow
		Crude Oil	River	Alberta	Alberta
	WTI		Hardisty	Heavy	AECO	US/CAN
	Crude		Crude	Crude	Spot	Exchange
	Oil		Oil	Oil	Price	Rate
Year	$US/bbl[1]	$C/bbl[2]	$C/bbl[3]	$C/bbl[4]	$C/GJ	$US/$CAN
2009	60.0	69.6	54.8	47.0	7.40	0.85
2010	71.4	83.0	65.3	56.1	8.00	0.85
2011	83.2	91.4	72.0	61.8	8.45	0.90
2012	90.2	93.9	73.9	64.0	8.80	0.95
2013	97.4	96.3	75.9	65.6	9.05	1.00
2014	99.4	98.3	77.4	67.0	9.25	1.00
2015	101.4	100.3	79.0	68.8	9.45	1.00
2016	103.4	102.3	80.5	70.2	9.60	1.00
2017	105.4	104.2	82.1	71.6	9.80	1.00
2018	107.6	106.4	83.8	73.0	10.00	1.00
2019	109.7	108.5	85.4	74.5	10.20	1.00
2020	111.9	110.7	87.2	76.0	10.40	1.00
2021	114.1	112.8	88.9	77.5	10.60	1.00
2022	116.4	115.1	90.7	79.0	10.80	1.00
2023	118.8	117.5	92.5	80.7	11.05	1.00

Thereafter	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	1.000

Notes:
1 West Texas Intermediate at Cushing Oklahoma 40 degrees API/0.5% sulphur
2Edmonton Light Sweet 40 degrees API, 0.3% sulphur
3Bow River at Hardisty Alberta (Heavy stream)
4Heavy crude oil 12 degrees API at Hardisty Alberta (after deduction of blending costs to reach pipeline quality)

HARVEST ENERGY
PRESS RELEASE	Page 4 of 5	March 2, 2009

Harvest 2008 Reconciliation Table – Forecast Prices and Costs

	TOTAL BARREL OF OIL EQUIVALENT (boe)
	Gross Proved	Gross Proved Plus Probable
FACTORS	(mmboe)	(mmboe)
December 31, 2007	154.5	220.9
Technical Revisions	6.7	0.6
Discoveries	0.2	0.1
Drilling Extensions	8.5	12.0
Infill Drilling	0.4	0.6
Improved Recovery	0.2	0.3
Acquisitions/Divestitures	4.2	5.8
Production	(20.4)	(20.4)
December 31, 2008	154.3	219.9

Note:
(1) Columns may not add due to rounding.

As indicated in the table above, our P+P reserve additions (excluding acquisitions/ dispositions) totaled 13.7 mmboe.

Finding, Development & Acquisition Costs
In the interests of continuity and consistency, we have elected to present F&D and FD&A costs calculated both excluding and including FDC. The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

		Total Proved Plus
	Total Proved	Probable
Development Capital Expenditures ($MM)	$263.6	$263.6
Change in Future Development Capital (FDC) ($MM)	$153.0	$144.2
Total Development Capital ($MM)	$416.6	$407.8
Reserve Additions (mmboe)	16.0	13.7
F&D Costs ($/boe)	$25.97	$29.87
F&D Costs before Changes in FDC ($/boe)	$16.43	$19.31

Development & Acquisition Capital Expenditures ($MM)	$400.0	$400.0
Change in Future Development Capital (FDC) ($MM)	$164.1	$160.0
Total Development & Acquisition Capital ($MM)	$564.1	$560.0
Reserve Additions (mmboe)	20.2	19.4
FD&A Costs ($/boe)	$27.90	$28.84
FD&A Costs before Changes in FDC ($/boe)	$19.78	$20.60

Three Year Average F&D ($/boe)	$27.27	$28.00
Before FDC ($/boe)	$23.01	$22.32
Three Year Average FD&A ($/boe)	$28.78	$25.47
Before FDC ($/boe)	$25.04	$20.94

HARVEST ENERGY
PRESS RELEASE	Page 5 of 5	March 2, 2009

Harvest is a significant operator in Canada's energy industry offering Unitholders exposure to an integrated structure with upstream and downstream segments. We focus on identifying opportunities to create and deliver value to Unitholders through monthly distributions and unit price appreciation. Given our size, liquidity and integrated structure, Harvest is well positioned to complement our internal portfolio with value-added acquisitions that help drive our Sustainable Growth strategy. Our upstream oil and gas production is weighted approximately 70% to crude oil and liquids and 30% to natural gas, and is complemented by our long-life refining and marketing business. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

ADVISORY
Certain information in this press release, including management's assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest's regulatory reports and filings made with securities regulators.

Forward-looking statements in this press release may include, but are not limited to, production volumes, operating costs, commodity prices, capital spending, access to credit facilities, and regulatory changes. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Investor & Media Contacts:

John Zahary, President & CEO
Robert Fotheringham, Chief Financial Officer
Jason Crumley, Manager, Investor Relations

Corporate Head Office:
Harvest Energy
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Phone: (403) 265-1178
Toll Free Investor Mailbox: (866) 666-1178
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca